Exhibit 99.8

Clayton, Dubilier & Rice, LLC and TPG Global, LLC

May 19, 2022

Transaction Committee of the Board of Directors

Covetrus, Inc.

7 Custom House St.

Portland, Maine 04101

Dear Members of the Transaction Committee of the Board of Directors:

Pursuant to and in accordance with the limited standstill waiver that has been granted under the Investment Agreement, dated as of April 30, 2020, by and among Covetrus, Inc., a Delaware corporation (the “Company”) and CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), Clayton, Dubilier & Rice, LLC (“CD&R”), on behalf of its managed investment funds (the “CD&R Funds”), and TPG Global, LLC (“TPG” and together with CD&R, the “Sponsors”), on behalf of its managed investment funds (the “TPG Funds” and, together with the CD&R Funds, the “Sponsor Funds”) are pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock (the “Common Stock”) of Covetrus, Inc. (the “Company”) not already owned by the CD&R Funds for cash consideration of $21.00 per share (our “Proposal”). Our Proposal is informed by prior exploratory discussions with the Transaction Committee of the Board of Directors (the “Transaction Committee”) and its advisors regarding a potential transaction, as well as our review of due diligence information provided as part of this exploratory process.

We believe that our Proposal, which represents a 35% premium to the Company’s 30-day VWAP, reflects an extremely attractive value for the Company’s public stockholders. Our Proposal provides the Company’s stockholders with an opportunity to derisk their investment in the Company by obtaining immediate liquidity and certainty of value at a significant premium to the current share price and recent trading levels.

Our Proposal assumes a recapitalization of the Company’s indebtedness with new debt financing to be arranged by the Sponsors. The equity financing to support the Proposal would be funded by the rollover of CD&R Holding’s existing 24.2% common stock ownership interest in the Company and new cash equity to be provided by the CD&R Funds and the TPG Funds.

This Proposal has been approved by the investment committees of both CD&R and TPG. While we believe we have maximized the certainty of our Proposal and our ability to move expeditiously toward signing with finalization of our work, our Proposal does remain subject to the negotiation and execution of mutually acceptable definitive agreements. Concurrently with the delivery of this offer letter, we have separately provided to your advisors copies of a markup of the draft merger agreement provided by your counsel as well as forms of equity and debt commitment letters, and we are confident that we will be able to reach agreement on definitive transaction documents on an expedited basis.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company. As required by applicable law, CD&R intends to promptly file an amended Schedule 13D reflecting the submission of this Proposal.

We look forward to working with the Transaction Committee and its advisors to complete our confirmatory due diligence and the negotiation and execution of mutually acceptable definitive agreements.

Sincerely,

/s/ Sarah Kim
Sarah Kim
Partner, Clayton, Dubilier & Rice, LLC

/s/ Ravi Sachdev
Ravi Sachdev
Partner, Clayton, Dubilier & Rice, LLC

/s/ Jeffrey K. Rhodes
Jeffrey K. Rhodes
Co-Managing Partner, TPG Global, LLC

/s/ Kendall R. Garrison
Kendall R. Garrison
Partner, TPG Global, LLC